VANESSA BRAXTON, CEO/PRESIDENT
BLACK MOMMA VODKA/ BLACK MOMMA TEA & CAFE

 

Vanessa Braxton was born and raised in Brooklyn, NY. She comes from a background in Corporate and Government Industry. She has managed Construction and Engineering contracts worth over 350 million for NY State government prior to her retirement from Engineering & Construction.

Vanessa Braxton's company's clients include the Marine Corps, US Embassy in Moscow, US Embassy of Columbia, US Embassy of Libya & the American Embassy of Lome and a host of others.

Vanessa Braxton has earned a BS, Construction Management/Engineering from Pratt Institute. Executive Program on Negotiation at Harvard Law School, Consortium with MIT.

In addition, Vanessa Braxton was VP of Business Development and sat on the NY State Board of the Conference of Minority Transportation Officials. (An Elected Position)

Vanessa Braxton has mentored and presented entrepreneurship seminars to Business Owners throughout the US. She has presented innovative programs on seeking government contracts, domestic and internationally and Implemented strategic developmental task to start and/or expand economic empowerment.

Vanessa Braxton is the first African-American Woman Distiller & Master Blender and Operator of a Nationally Distributed Vodka in the United States, as well as the only Black Owned Tea and Beverage Manufacturing Facility. Mrs. Braxton is currently building 4 additional manufacturing facilities in the US to create jobs and economic development through Black Momma Brands. Ms. Braxton is has developed a Franchise Division Black Momma Tea's and Café's building the First Flagship/Corporate location in Long Island and thereafter building at least 150 locations.